UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                           Wendy's International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    950590109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Brian L. Schorr, Esq.
                           Trian Fund Management, L.P.
                           280 Park Avenue, 41st Floor
                            New York, New York 10017
                                 (212) 451-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 3, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [_].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Fund Management, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     8,553,800
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,553,800
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,553,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Fund Management GP, LLC
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     8,553,800
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,553,800
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,553,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners GP, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     4,220,004
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         4,220,004
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,220,004
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners General Partner, LLC
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     4,220,004
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         4,220,004
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,220,004
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

--------------------------------------------------------------------------------
      Trian Partners, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     952,519
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         952,519
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      952,519
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Master Fund, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0468601
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,261,527
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,261,527
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,261,527
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Master Fund (Non-ERISA), L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 98-0471467
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     5,958
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         5,958
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,958
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Parallel Fund I, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     135,712
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         135,712
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,712
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Parallel Fund I General Partner, LLC
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     135,712
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         135,712
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      135,712
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Parallel Fund II, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     30,751
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         30,751
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,751
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Parallel Fund II GP, L.P.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     30,751
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         30,751
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,751
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Trian Partners Parallel Fund II General Partner, LLC
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     30,751
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         30,751
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      30,751
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Triarc Companies, Inc.
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 38-0471180
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS


--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     0
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Nelson Peltz
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     8,553,800
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,553,800
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,553,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Peter W. May
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     8,553,800
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,553,800
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,553,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Edward P. Garden
--------------------------------------------------------------------------------
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     8,553,800
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         8,553,800
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,553,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Castlerigg Master Investments Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                       [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,916,013
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,916,013
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,916,013
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Sandell Asset Management Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,916,013
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,916,013
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,916,013
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Castlerigg International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,916,013
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,916,013
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,916,013
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

[PG NUMBER]

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Castlerigg International Holdings Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                    [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,916,013
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,916,013
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,916,013
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

CUSIP NO.: 950590109
1     NAMES OF REPORTING PERSONS

      Thomas E. Sandell
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [x]
                                                                    (b)   [_]

--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)
                                                                          [_]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Sweden
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER

NUMBER OF                0
SHARES                   ------------------------
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY
EACH                     3,916,013
REPORTING                ------------------------
PERSON             9     SOLE DISPOSITIVE POWER

                         0
                         ------------------------
                   10    SHARED DISPOSITIVE POWER

                         3,916,013
                         ------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,916,013
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

                             INTRODUCTORY STATEMENT

This Amendment No. 6 (this "Amendment") relates to the Schedule 13D filed on behalf of Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund GP"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP", and together with the foregoing, the "Trian Entities"), Triarc Companies, Inc., a Delaware corporation ("Triarc"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities, Triarc and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Castlerigg Master Investments Ltd. ("CMI"), Sandell Asset Management Corp. ("SAMC"), Castlerigg International Limited ("CIL"), Castlerigg International Holdings Limited ("CIHL") and Thomas E. Sandell ("Sandell", and collectively with CMI, SAMC, CIL and CIHL, the "Sandell Filing Persons" and, together with the Trian Filing Persons, the "Filing Persons"), with the Securities and Exchange Commission on December 13, 2005 (as amended by Amendment No. 1 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on January 17, 2006, Amendment No. 2 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on March 3, 2006, Amendment No. 3 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on April 28, 2006, Amendment No. 4 to
Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on May 31, 2006 and Amendment No. 5 to Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on December 4, 2006, the "Schedule 13D"), relating to the Common Shares, $.10 stated value (the "Shares"), of Wendy's International, Inc., an Ohio corporation (the "Issuer" or "Wendy's"). Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 2 and 4 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background

      In addition to the previous Filing Persons, Triarc is a Filing Person hereunder and for purposes of the Schedule 13D.

      The principal business address and the address of the principal office of Triarc is 280 Park Avenue, 41st Floor, New York, New York 10017. Triarc is primarily engaged in the restaurant and asset management businesses. As a result of its announced corporate restructuring, Triarc is expected to become a "pure play" restaurant company by the third quarter of 2007.

      The names, residence or business address, citizenships and present principal occupations or employment of the senior executive officers and directors of Triarc are set forth in Appendix A hereto.

      Neither Triarc, nor to the best knowledge of the Filing Persons, any of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction

      As previously disclosed, on March 2, 2006, the Filing Persons, other than Triarc, entered into an Agreement (the "Agreement") with the Issuer. The Agreement, which is filed as Exhibit 8 to the Schedule 13D, contained standstill provisions which restricted the Filing Persons and their affiliates from taking certain actions, including acquiring additional securities of the Issuer, proposing that the Issuer engage in a merger or other business combination transaction, making a tender or exchange offer to the Issuer's shareholders, or engaging in a proxy contest with respect to the Issuer. The standstill provisions of the Agreement expired on June 30, 2007.

      On April 25, 2007, the Issuer announced that its board of directors had formed a special committee to review the Issuer's strategic options. On June 18, 2007, the Issuer announced that the special committee has decided to explore a possible sale of the Issuer and will conduct a sale process in conjunction with its advisors, JP Morgan and Lehman Brothers Inc. The Issuer also announced that primarily due to lower-than-planned same-store sales and higher-than-expected commodity costs, it expected 2007 EBITDA to be in the range of $295-315 million, which is below its previously announced guidance of $330-340 million.

      Triarc, the franchisor of the Arby's restaurant system, has announced its strategy to increase shareholder value through both organic growth and the acquisition of other restaurant companies.

      On June 19, 2007, JP Morgan contacted Triarc and invited Triarc to participate in the Issuer's sale process. On June 22, 2007, Triarc received a draft confidentiality agreement from JP Morgan pursuant to which the Issuer would provide confidential information to Triarc so that Triarc can consider and evaluate a possible transaction with the Issuer. The confidentiality agreement contained a restrictive one-year standstill clause to which Triarc has objected.

      On July 3, 2007, Triarc and Trian Management sent a letter to the Issuer, a copy of which is attached as Exhibit 13 to the Schedule 13D.

      Triarc is considering its alternatives with respect to the Issuer's sale process and the other Filing Persons are considering their alternatives with respect to their investment in the Issuer. Triarc and the other Filing Persons intend to contact and discuss with other shareholders of the Issuer their respective views regarding their investment in the Issuer and possible strategies to maximize shareholder value. Such strategies could include, among other possibilities, shareholder participation in a bid by Triarc to acquire the Issuer either through the Issuer's sale process or otherwise. The Filing Persons may also seek to effect a plan or proposal related to (a) an acquisition of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger or acquisition involving the Issuer and its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including a plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer; (h) the causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to the foregoing. The Filing Persons may decide to implement the foregoing either through participation in the Issuer's formal sale process or otherwise. Although the Filing Persons are actively exploring their options with respect to each of the foregoing, there can be no assurance that Triarc or the other Filing Persons will seek to implement any one or more of the foregoing.

      The Filing Persons other than Triarc intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the outcome of the sale process, the Issuer's financial position, results and strategic direction, price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Filing Persons other than Triarc may in addition to the foregoing take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to, selling or transferring some or all of their Issuer Securities, or communicating with the Issuer and other investors.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

13. Letter from Triarc and Trian Management to Issuer, dated July 3, 2007.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                            TRIAN PARTNERS GP, L.P.


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS GENERAL PARTNER, LLC


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS, L.P.

                            By: Trian Partners GP, L.P., its general partner

                            By: Trian Partners General Partner, LLC, its general partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS MASTER FUND, L.P.

                            By: Trian Partners GP, L.P., its general partner

                            By: Trian Partners General Partner, LLC, its general
                                partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS MASTER FUND (NON-ERISA), L.P.

                            By: Trian Partners GP, L.P., its general partner

                            By: Trian Partners General Partner, LLC, its general
                                partner

                            By: /s/ Peter W. May
                               -------------------------------------------------





              [Signature Page of Amendment No. 6 of Schedule 13D -
                          Wendy's International, Inc.]

                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS PARALLEL FUND I, L.P.

                            By: Trian Partners Parallel Fund I General Partner LLC, its general partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS PARALLEL FUND II, L.P.

                            By: Trian Partners Parallel Fund II GP, L.P., its general partner

                            By: Trian Partners Parallel Fund II General Partner, LLC, its general partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS PARALLEL FUND II GP, L.P.

                            By: Trian Partners Parallel Fund II General Partner, LLC, its general partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            TRIAN PARTNERS PARALLEL FUND II GENERAL PARTNER, LLC


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



              [Signature Page of Amendment No. 6 of Schedule 13D -
                          Wendy's International, Inc.]

                            TRIAN FUND MANAGEMENT, L.P.

                            By: Trian Fund Management GP, LLC, its general
                            partner


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            Trian Fund Management GP, LLC


                            By: /s/ Peter W. May
                               -------------------------------------------------
                            Name: Peter W. May
                            Title: Member



                            /s/ Nelson Peltz
                            ----------------------------------------------------
                            NELSON PELTZ



                            /s/ Peter W. May
                            ----------------------------------------------------
                            PETER W. MAY



                            /s/ Peter W. May
                            ----------------------------------------------------
                            EDWARD P. GARDEN
                            By: Peter W. May, as attorney in fact






              [Signature Page of Amendment No. 6 of Schedule 13D -
                          Wendy's International, Inc.]

                            CASTLERIGG MASTER INVESTMENTS LTD.

                            BY: SANDELL ASSET MANAGEMENT CORP., its investment manager


                            By: /s/ Thomas E. Sandell
                               -------------------------------------------------
                            Name: Thomas E. Sandell
                            Title: Chief Executive Officer



                            SANDELL ASSET MANAGEMENT CORP.


                            By: /s/ Thomas E. Sandell
                               -------------------------------------------------
                            Name: Thomas E. Sandell
                            Title: Chief Executive Officer



                            CASTLERIGG INTERNATIONAL LIMITED

                            BY: SANDELL ASSET MANAGEMENT CORP., its investment manager


                            By: /s/ Thomas E. Sandell
                               -------------------------------------------------
                            Name: Thomas E. Sandell
                            Title: Chief Executive Officer



                            CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

                            BY: SANDELL ASSET MANAGEMENT CORP., its investment manager


                            By: /s/ Thomas E. Sandell
                               -------------------------------------------------
                            Name: Thomas E. Sandell
                            Title: Chief Executive Officer



                            /s/ Thomas E. Sandell
                            ----------------------------------------------------
                            THOMAS E. SANDELL



              [Signature Page of Amendment No. 6 of Schedule 13D -
                          Wendy's International, Inc.]

                            TRIARC COMPANIES, INC.


                            By: /s/ Stuart I. Rosen
                               -------------------------------------------------
                            Name: Stuart I. Rosen
                            Title: Senior Vice President and General Counsel


Dated: July 3, 2007

              [Signature Page of Amendment No. 6 of Schedule 13D -
                          Wendy's International, Inc.]